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                                                                      Exhibit 20

                    [Letterhead of A.G. Edwards & Sons, Inc.]


                                              September 19, 1997





Independent Committee of the Board of Directors
c/o Patina Oil & Gas Corporation
1625 Broadway
Denver, Colorado  80202

Members of the Independent Committee of the Board of Directors:


     You have requested our opinion (i) regarding the fairness, from a financial point of view, to the holders of the Common Stock of Patina Oil & Gas Corporation ("Patina" or the "Company") (the "Patina Common Stock") other than Snyder Oil Corporation ("Snyder") (the "Non-Affiliated Stockholder") of the Repurchase Transaction (defined below) and (ii) that, taking into account the teens and conditions of the 8.5% convertible pay-in-kind preferred stock (the "New Preferred Stock"), the consideration to be paid to the Company for the New Preformed Stock is comparable to other privately placed convertible preferred equity securities and, as a result, is fair, from a financial point of view, to the Non-Affiliated Stockholders.



     We understand that Snyder owns 14,000,000 shares of Patina Common Stock, 7,500,000 of which are being sold by Snyder in an underwritten secondary public offering by the Company ($8,625,000 shares if the underwriters' overaIlotment option is exercised) (the "Offering") on Form S-3, Registration No. 333-32671 (the "Registration Statement). We further understand that the Company intends to repurchase Snyder's remaining shares of Patina Common Stock at a price per share equal to the net per share price to be received by Snyder in the Offering (the "Repurchase Transaction"). To finance the Repurchase Transaction, the Company intends to sell in private transactions up to 2,520,000 shares of the New Preferred Stock for a purchase price of $25.00 per share to a limited number of private investors and shares of Patina Common Stock having a value of $3,000,000 (presuming a per share value equal to the per share price to be paid by investors in the Offering) to certain members of management of the Company, supplemented by bank borrowings if necessary. The New Preferred Stock investors will also receive 230,000 shares of Patina Common Stock as consideration for their commitment to purchase the New Preferred Stock 70,000 of which will be effectively financed by a contribution of shares of Patina Common Stock from Snyder. The members of management of the Company will also be awarded 500,000 shares of restricted Patina Common Stock, subject to certain vesting requirements. The issuance of the Patina Common Stock to management of the Company and the New Preferred Stock to investors described in the three preceding sentences are referred to herein as the "Concurrent Transactions." The Offering, the Repurchase Transaction and the Concurrent Transactions are collectively referred to begin as the "Transactions." A.G. Edwards & Sons, Inc.'s ("Edwards") opinion regarding the Repurchase Transaction and the Concurrent Transactions will be limited to the opinion expressly set forth in clauses (i) and (b) of the first sentence of this letter. Edwards was not requested to and will not express any opinion on the Offering or the determination by the Company and the Board to consummate (including their determination of the manner of consummation) the Repurchase Transaction or any of the Concurrent Transactions, including without limitation the issuance and sale of the New Preferred Stock.



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Assuming that relevant conditions and circumstances do not change materially, this opinion will be confirmed in a final opinion to be delivered to the Independent Committee as of the date of the consummation of the initial sale of the New Preferred Stock. This opinion assumes the consummation of all of the Transactions and upon the expiration, unexercised, of the option granted by Snyder to the New Preferred Stock investors to acquires shares of Patina Common Stock and that the Transactions will be consummated on the terms and conditions described in the Proxy Statement, as defined hereafter. We have been informed that, if Edwards does not, at the time of the closing of the initial sale of the New Preferred Stock, confirm its advice that taking into account the terms and conditions of the New Preferred Stock, the consideration to be paid to the Company for the New Preferred Stock is comparable to other privately placed convertible preferred equity securities and, as a result is fair, from a financial point of view, to the Non-Affiliated Stockholders, the Company shall have the right to decline to sell any shares of New Preferred Stock in connection with the consummation of the Transactions.


     Edwards is a nationally recognized securities and investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, private placements and valuations for estate, corporate and other purposes. As part of the process whereby Patina was formed by the consolidation of certain assets and operations of Gerrity Oil & Gas Corporation ("GOG") and Snyder, Edwards was engaged by the Company to deliver a written opinion regarding the fairness to GOG from a financial point of view, of its ensuing into a certain Subordinate Loan Agreement, dated as of May 2, 1996 by and among GOG, as borrower, and SOCO Wattenberg Corporation ("SWAT") and the Company, as lenders, as amended by an amendment dated May 2, 1996, and Edwards received a fee for that opinion. Edwards was also engaged to deliver a written opinion regarding the fairness, from a financial point of view, to the holders of GOG Preferred Stock of a transaction pursuant to which holders of Depository Shares, representing an interest in one-eighth of a share of the $12.00 Convertible Preferred Stock of GOG, would receive in exchange for each Depository Share 0.527 shares of Patina's Convertible Preferred Stock, and Edwards received a fee for that opinion. Edwards is also engaged to be a co-managing underwriter for the Offering, for which it will receive customary fees, and currently intends on issuing a research report on Patina subsequent to the Offering. The consummation of the Transactions are conditioned on one another. We are not aware of any present or contemplated relationships between Edwards and the Company, or the Stockholders thereof which, in our opinion, would affect our ability to render a fair independent opinion in this matter.

     In connection with this opinion, we have, among other things:

          (i) Reviewed the terms of the draft Stock Purchase Agreement, the Share Repurchase Agreement, the draft S-3 Registration Statement and related documents, the preliminary proxy statement dated on or prior to September 17, 1997 (without giving effect to any amendment of supplement thereto, the "Proxy Statement") and related documents (collectively, the "Agreements");

         (ii) Held discussions with members of the management and members of the Board of Directors of the Company regarding the Company, its operations and strategy and its position within the oil and natural gas industry;

        (iii) Reviewed available information concerning Patina which we deemed relevant, including the Company's audited financial statements for each of the years in the three-year period ended December 31, 1996,


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     and the Company's unaudited financial statements for the six-month periods ended June 30, 1997 and 1996;

         (iv) Reviewed the unaudited capitalization of the Company at June 30, 1997 as adjusted to give effect to the Transactions, as prepared by Patina's management;

          (v) Reviewed the projected financial statement of the Company and conducted interviews with the management of the Company regarding the material assumptions that underlie the projections;

         (vi) Reviewed certain other operating and financial information of Patina concerning the business and operations of Patina;

        (vii) Reviewed certain market data of Patina's Common Stock and Old Preferred Stock;

       (viii) Reviewed certain publicly available information concerning certain other companies that we believed to be generally comparable to Patina, and the trading of, and the trading markets for, certain such companies' securities;

         (ix) Reviewed information relating to the financial terms of certain transactions, including selected share repurchases from control shareholders, selected self-tender transactions and selected private placements of publicly traded common stock that we considered relevant;

          (x) Reviewed information relating to the financial terms of certain other publicly traded and privately placed convertible preferred stock issues and straight preferred stock issues that we considered relevant:

         (xi) Reviewed an analysis of, to the extent available, certain studies prepared by a variety of third parties regarding premiums paid in transactions involving restricted stock; and

        (xii) Reviewed other information which we considered relevant to our analysis.

     In preparing our opinion, we have relied upon and assumed, without independent verification, the accuracy, completeness and fair presentation of all financial and other information, publicly available or furnished to, or otherwise discussed with or reviewed by Edwards for purposes of our opinion, and our opinion is conditioned upon such information being complete and accurate in all material respects. We have not been engaged to, and therefore we have not, verified the accuracy or completeness of any such information. We have assumed that financial forecasts supplied to or otherwise made available to us reflect the best currently available estimates and judgments of the management of the Company, as to the expected future financial performance of the Company, and we have not independently verified such information or assumptions nor do we express any opinion with respect thereto. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, In rendering our opinion, we have also assumed that the Transactions will be consummated on the terms contained in the Agreements, without any waiver of any material terms or conditions by the Company.


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     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof as expressly set forth in the last paragraph. We have not been asked to and will not update this opinion after the date hereof including upon consummation of the Transactions.

     It is understood that this letter is for the information of the Independent Committee of the Board of Directors only and may not be relied upon or used for any purpose without our prior written consent, except that this opinion may be summarized and, with our oral approval, included in its entirety in a proxy statement to Patina's stockholders. This opinion may not be otherwise summarized, excerpted from or otherwise publicly referred to without our prior written consent (it being understood that we have consented to the disclosure and inclusion of this opinion in the Registration Statement).

     Based upon and subject to the foregoing, it is our opinion that, based on financial information available to Edwards on and as of September 15, 1997, (i) the Repurchase Transaction is fair, from a financial point of view, to the Non-Affiliated Stockholders and (ii) the consideration to be paid to the Company for the New Preferred Stock is comparable to other privately placed convertible preferred equity securities and, as a result is fair, from a financial point of view, to the Non-Affiliated Stockholders.

                               Very truly yours,

                               A.G. Edwards & Sons, Inc.



                               By:/s/ Douglas E. Reynolds
                                  Douglas E. Reynolds
                                  Vice President


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